FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Material Fact dated April 11, 2012

MATERIAL FACT

Banco Santander, S.A. discloses information in connection with the flexible remuneration program “Santander Dividendo Elección” (scrip dividend scheme) to be applied to the final 2011 dividend. An informative document is enclosed for purposes of articles 26.1.e) and 41.1.d) of Royal Decree 1310/2005, of 4 November (implementing Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading).

Boadilla del Monte (Madrid), April 11, 2012

INFORMATIVE DOCUMENT

CAPITAL INCREASE CHARGED TO RESERVES

BANCO SANTANDER, S.A.

April 11, 2012

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLES 26.1.E) AND 41.1.D) OF ROYAL DECREE 1310/2005.

1.	OBJECT

The Ordinary General Shareholders’ Meeting of Banco Santander, S.A. (“Banco Santander”, “Santander” or the “Bank”) held on March 30, 2012 resolved, under item nine A of its agenda, to increase the share capital of Banco Santander, with full charge to reserves, in an amount to be determined in accordance with the terms and conditions set out in the resolution (the “Increase”), delegating the execution of the Increase to the Board of Directors, with authority to delegate in turn to the Executive Committee, pursuant to article 297.1.a) of Royal Legislative Decree 1/2010, of 2 July, by means of which the consolidated Spanish Capital Corporations Law was passed (“Spanish Capital Corporations Law”).

The Executive Committee of the Bank, in the meeting held on April 11, 2012, has resolved to execute the Increase in accordance with the terms and conditions set out by the Ordinary General Shareholders’ Meeting, and has fixed the overall market value of the Increase (Amount of the Alternative Option) in 2,080 million Euro, pursuant to that resolution of the General Shareholders’ Meeting.

In accordance with articles 26.1.e) and 41.1.d) of Royal Decree 1310/2005, of 4 November (implementing Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading), the preparation and publication of a prospectus related to the issuance and admission to listing of the shares issued as a consequence of the execution of the Increase will not be necessary “provided that a document is made available containing information on the number and nature of the shares and the reasons for and details of the offer”. This informative document provides such information. This document is available at the Bank’s website (www.santander.com) and at the CNMV’s website (www.cnmv.es)

2.	PURPOSE OF THE INCREASE: “SANTANDER DIVIDENDO ELECCION” PROGRAM

The Increase serves as an instrument for the shareholder-remuneration program named “Santander Dividendo Eleccion” which shall be applied to the final 2011 dividend. This program was implemented by the Bank for the first time in 2009 and has been applied since then with wide acceptance by shareholders. The program allows shareholders to opt between receiving newly issued Santander shares or an amount in cash broadly equivalent to the final dividend of 2011. The “Santander Dividendo Eleccion” program is similar to other programs implemented in the past by other international banks and follows the suggestions made by the shareholders of Banco Santander. With it, Santander’s shareholders benefit from more flexibility, since they will be able to adapt their remuneration to their preferences and personal situation, also benefiting from a more favourable tax treatment in case they opt to receive new shares.

“Santander Dividendo Eleccion” program works as follows. Each shareholder will receive a free allotment right for every Santander share held. These rights will be listed on and may be traded on the Spanish Stock Exchanges during a 15 calendar day period. Following the end of this period, the rights will be automatically converted into new Santander shares. Each shareholder may opt for one of the following alternatives:

(i)	Receive new Santander shares. In this case, the shareholder will receive free of charge the number of shares corresponding to the number of rights held. The delivery of shares will not be subject to Spanish withholding tax.

(ii)	Receive a cash payment broadly equivalent to the traditional final dividend. To this end, Banco Santander has assumed an irrevocable undertaking to acquire the free allotment rights for a fixed price. This option will be offered only to shareholders of record as of the date when the free allotment rights are granted (envisaged for April 12, as set out in the calendar shown in Section 3.4 below) and only with regard to the allotment rights granted on that date. Consequently, the free allotment rights acquired on market may not be tendered in Banco Santander´s offer.This option will be subject to the same tax treatment as a dividend distribution and, therefore, the amount to be paid to the shareholders will be subject to a 21% Spanish withholding tax deduction.

(iii)	Receive a cash payment through selling rights on market. Given that the rights will be listed, the shareholders may sell them on market at any time during the trading period described in section 3.5 below at the prevailing market price rather than at the guaranteed price offered by Banco Santander. The proceeds for the on market sale will not be subject to Spanish withholding tax.

Additionally, shareholders will be able to combine the above mentioned alternatives in view of their specific needs.

Shareholders who do not make an election will receive new shares unless they have previously given (either in this program or in previous programs) the permanent instructions described in section 3.5 below.

3.	DETAILS OF THE OFFER

3.1.	Number of rights needed and number of shares to be issued

Pursuant to the formulae set forth in section 2 of the General Shareholders’ Meeting resolution, the Executive Committee has set the following details of the Increase:

(i)	The number of free allotment rights needed to receive a new share is 24. The shareholders of Banco Santander who appear as such in the book-entry registries of Iberclear at 23:59 on the day of publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for April 12) will be allotted a free allotment right for each share of Santander held. Therefore, the aforementioned shareholders will have the right to receive a new share for each 24 old shares held on the mentioned date.

Such numbers of rights has been calculated as follows, considering that the number of outstanding shares of the Bank is 9,076,853,400, that the Amount of the Alternative Option is 2,080,000,000 Euros, as indicated above, and that the average market price of the Santander share in the term set out in the capital increase resolution (PreCot) is 5.488 Euros:

Num. rights = NTAcc / (Amount Alternative Option / PreCot) = 9,076,853,400 / (2,080,000,000 / 5.488) = 23.94892858615 = 24 rights (rounded up to the nearest whole number)

(ii)	The number of shares to be issued is 378,202,225. Nevertheless, the actual number of shares which shall be finally issued may be lower, as it will depend on the number of rights acquired by Banco Santander under its undertaking to purchase free allotment rights. Banco Santander will waive the free allotment rights it acquires by virtue of such undertaking. Therefore, only the shares corresponding to the free allotment rights not acquired by Banco Santander will be issued. This number results from the following formula:

NAN = NTAcc / Num. rights = 9,076,853,400 / 24 = 378,220,225 new shares (rounded down to the nearest whole number)

3.2.	Amount of the increase and reserve against which it will be charged

In view of the number of shares to be issued set out above, the maximum amount of the Increase is 189,101,112.50. The amount by which the Bank’s capital will actually be increased is dependant upon the number of shares finally issued.

The amount of the Increase will be charged against the freely distributable reserves from the account named voluntary reserves, which amounted to 1,246 million Euros as of December 31, 2011.

3.3.	Price of the undertaking to purchase rights

The gross price at which Banco Santander undertakes to purchase rights is 0.220 Euros per right, calculated pursuant to the formula set forth in the Increase resolution as follows:

Price of the undertaking to acquire the free allotment rights = PreCot / (Num. of rights + 1) = 5.488 / (24 + 1) = 0.219520 = 0.220 (rounded up or down to the nearest Euro thousandth and, in case of a half Euro thousandth, rounded up to the nearest Euro thousandth).

As a result, those shareholders willing to receive their remuneration in cash, will be able to sell their free allotment rights to Banco Santander at a fixed gross price of 0.220 Euros.

3.4.	Calendar

The envisaged calendar for the execution of the Increase is the following:

(i)	April 12, 2012. Publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“BORME”). Record date for the allotment of rights (23:59 h. CET).

(ii)	April 13, 2012. Beginning of the trading period of the rights. Santander share quotes “ex-coupon”.

(iii)	April 23, 2012. Last date to request remuneration in cash (sale of rights to Banco Santander).

(iv)	April 27, 2012. End of the trading period of the rights. Acquisition of free allotment rights by Banco Santander from those shareholders who have requested cash broadly equivalent to the traditional interim dividend.

(v)	April 30, 2012. Banco Santander waives the rights so acquired. Closing of the Increase.

(vi)	May 3-8, 2012. Actions for the registration of the Increase and admission to listing of the new shares on the Spanish Stock Exchanges.

(vii)	May 3, 2012. Cash payments to those shareholders who have so requested.

(viii)	May 9, 2012. Beginning of ordinary trading of new shares on the Spanish Stock Exchanges[1].

[1]	Subject to the granting of the relevant authorizations. The admission to trading of the new shares on the foreign Stock Exchanges on which the shares of the Bank are traded shall also be requested.

3.5.	Allotment of rights and procedure to opt for cash or new shares

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Iberclear at 23:59 on the day of publication of the announcement of the Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for April 12, 2012). The trading period of the rights will begin on the next business day and will have a term of fifteen calendar days (from April 13 to April 27, 2012). The holders of bonds convertible into shares of Santander currently outstanding will not have free allotment rights; however, if applicable, they will be entitled to the amendment of the conversion ratio proportionally to the amount of the Increase. Specifically, the conversion ratio applicable to the “Valores Santander” will be modified, if necessary, according to the anti-dilution provision set out in their prospectus.

During the trading period of the rights, the shareholders may opt for cash or new shares as explained above, as well as for acquiring on market free allotment rights to subscribe for new shares. However, those shareholders who wish to accept the undertaking to purchase rights offered by Banco Santander and receive cash at the guaranteed price shall need to communicate their decision no later than April 23, 2012. The undertaking to purchase rights is addressed only at the rights alloted free of charge to shareholders, and not to those acquired on market.To choose among the alternatives offered by the “Santander Dividendo Eleccion” program, shareholders will have to contact the entities where their Santander shares and corresponding free allotment rights are deposited. Specifically:

(i)	Shareholders whose shares are deposited at Grupo Santander. These shareholders may opt to receive permanently, both in the current and future programs, their remuneration in cash at the guaranteed fixed price offered by Banco Santander from time to time. To this end, they will have to contact their usual branch and sign the relevant permanent cash instruction. Shareholders who opted in any previous “Santander Dividendo Elección” program to receive cash in subsequent programs at the guaranteed price will receive their remuneration in cash and no communication shall be required. Shareholders who wish to make an election only for a specific program will have to give the relevant order. In the absence of an express communication, shareholders who have not opted in previous programs to receive cash permanently will receive new shares. Grupo Santander shall not charge any fees or costs to those shareholders who opt to receive cash at the guaranteed fixed price or to receive new shares. In case of sale of the rights on market, Grupo Santander shall charge the usual fees or costs pursuant to the applicable regulations.

(ii)

Shareholders whose shares are deposited with other entities. These shareholders will have to contact the entity where their shares are deposited to make their decision. Specifically, if they want to receive cash at the fixed purchase price of Banco Santander’s undertaking, they shall make their option no later than April 23, 2012. In the absence of an express communication, shareholders will receive new Santander shares[2]. The depository entities may charge to shareholders fees or costs related to the allotment of shares or to the sale of rights pursuant to the applicable regulations.

The capital increase is carried out free of fees and costs for shareholders in connection with the allotment of the new shares, with Banco Santander assuming the costs for the issue, subscription, placing on market, listing and other related costs.

[2]	Special arrangements are in place for those shareholders who hold their shares through the UK nominees and in the form of ADRs – please note section 5.

4.	NATURE OF THE SHARES TO BE ISSUED

4.1.	Face value, issue price and representation of shares

The new shares to be issued in the Increase will be ordinary shares with a face value of fifty Euro cents (0.5) each, of the same class and series as those currently outstanding. The new shares will be issued at an issue price of fifty Euro cents (0.5), that is, without issuance premium, and will be represented in book-entry form, the records of which will be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participant entities.

4.2.	Reserves to which the shares will be charged and balance sheet used for the Increase

The Increase is free of charge and, therefore, does not require any payment from the shareholders. As stated above, the Increase will be charged against the freely distributable reserves within the reserve account named voluntary reserves, which amounted to 1,246 million Euros as of December 31, 2011.

The balance sheet used for purposes of the Increase is that corresponding to December 31, 2011, duly audited by Deloitte, S.L. on February 27, 2012 and approved by the Ordinary General Shareholders’ Meeting on March 30, 2012 under item one A of its agenda.

4.3.	Shares in deposit

Following the end of the trading period of the free allotment rights, the new shares that have not been capable of being allotted due to causes not attributable to Banco Santander will be kept in deposit and available to those who evidence lawful ownership of the relevant free allotment rights. Three years after the end of the free allotment rights trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with article 117 of the Spanish Capital Corporations Law. The net proceeds of the sale will be deposited in the Bank of Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.

4.4.	Rights of the new shares

The new shares will confer the same voting and economic rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to be subscribed and paid up, which is envisaged to happen on April 30, 2012.

4.5.	Admission to listing

The Bank will apply for the listing of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Mercado Continuo), and shall take the steps and actions that may be necessary with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are traded (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the new shares issued under the Increase to be admitted to trading. Subject to the granting of the relevant authorizations, it is expected that the ordinary trading of the new shares in the Spanish Stock Exchanges will begin on May 9, 2012.

5.	FOREIGN JURISDICTIONS WHERE BANCO SANTANDER IS LISTED

The options, terms and procedures indicated in this informative document may not be the same as those applicable to the shareholders owning Santander shares on the different foreign stock exchanges where the Bank is listed. These shareholders are urged to consult the public announcements made and other documents published in their jurisdictions.

* * *

Banco Santander, S.A.

Ignacio Benjumea Cabeza de Vaca

Secretary General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 11, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President